UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2016

On March 24, 2017, KB Financial Group Inc. held its annual general meeting of shareholders for fiscal year 2016, and the six agenda items listed below were approved and ratified.

Agenda

Agenda Item 1.	Approval of financial statements and the proposed dividend payment for fiscal year 2016: Approved as originally proposed.

Agenda Item 2.	Approval of amendments to the Articles of Incorporation: Approved as originally proposed.

Agenda Item 3.	Appointment of directors (one non-standing director and six non-executive directors)

Agenda Item 3-1.	Mr. Hong Lee, non-standing director nominee:

Approved as originally proposed.

Agenda Item 3-2.	Mr. Young Hwi Choi, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-3.	Mr. Suk Ryul Yoo, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-4.	Mr. Michael Byungnam Lee, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-5.	Mr. Jae Ha Park, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-6.	Ms. Eunice Kyonghee Kim, non-executive director nominee:

Approved as originally proposed.

Agenda Item 3-7.	Mr. Stuart B. Solomon, non-executive director nominee:

Approved as originally proposed.

Agenda Item 4.	Appointment of a non-executive director, who will serve as a member of the Audit Committee*— Mr. Jongsoo Han, non-executive director nominee, who will serve as a member of the Audit Committee: Approved as originally proposed

*	Pursuant to Article 19, Paragraph 5 of the Act on Corporate Governance of Financial Companies

Agenda Item 5.	Appointment of members of the Audit Committee, who are non-executive directors

Agenda Item 5-1.	Mr. Suk Ryul Yoo, audit committee member nominee:

Approved as originally proposed.

Agenda Item 5-2.	Mr. Jae Ha Park, audit committee member nominee:

Approved as originally proposed.

Agenda Item 5-3.	Ms. Eunice Kyonghee Kim, audit committee member nominee:

Approved as originally proposed.

Agenda Item 6.	Approval of the aggregate remuneration limit for directors: Approved as originally proposed.

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2016

-	Consolidated financial statements for fiscal year 2016*

(In millions of Won, except per share amount)
Total assets	375,673,656
Total liabilities	344,412,253
Share capital	2,090,558
Total shareholders’ equity	31,261,403
Total operating revenue**	25,355,835
Net operating income	1,676,948
Profit for the period***	2,190,180
Basic earnings per share (Won)	5,588

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents total profit for the period, including profit attributable to non-controlling interests.

-	Separate financial statements for fiscal year 2016*

(In millions of Won, except per share amount)
Total assets	23,369,959
Total liabilities	4,348,142
Share capital	2,090,558
Total shareholders’ equity	19,021,817
Total operating revenue**	707,800
Net operating income	590,308
Profit for the period***	590,132
Basic earnings per share (Won)	1,538

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents total profit for the period, including profit attributable to non-controlling interests.

•	Declaration of Dividends

A cash dividend of KRW 1,250 per common share was declared

-	Total dividend amount: KRW 497,968,501,250

-	Dividend yield: 2.9%

•	Appointed Directors and Audit Committee Members

-	Number of newly appointed or re-appointed non-executive directors: 7

-	Number of newly appointed or re-appointed members of the Audit Committee: 4

•	Total Number of Directors and Audit Committee Members Following Appointment

-	Directors: 9 (7 non-executive directors)

-	Members of the Audit Committee, who are non-executive directors: 4

Details regarding newly appointed or re-appointed non-standing director

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note

Hong Lee	April 1958	• Senior Executive Vice President, Shared Service Group, Kookmin Bank (Current) • Senior Executive Vice President, Strategy & Finance Planning Group, Kookmin Bank • Senior Executive Vice President, Corporate Banking Division, Kookmin Bank • Executive Vice President, SOHO Business Supporting Division, Kookmin Bank • Executive Vice President, HR Division, Kookmin Bank • Head of South Regional Head Office, Kookmin Bank • Head of the Middle East Corporate Business Supporting Office, Kookmin Bank	—	1 year	Re-appointed

Details regarding newly appointed or re-appointed non-executive directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Young Hwi Choi	October 1945	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	—	1 year	Re-appointed

Suk Ryul Yoo	April 1950

•    Advisor, Samsung Electronics, Co., Ltd. (Current)

•    Visiting Professor, Seoul National University

•    Chairman, Credit Finance Association

•    President & CEO, Samsung Total Petrochemicals Co., Ltd.

•    President & CEO, Samsung Card Co., Ltd.

•    President & CEO, Samsung Life Insurance Co., Ltd.

•    President & CEO, Samsung Securities Co., Ltd.

•    President & CEO, Samsung Capital Co., Ltd.

			President & CEO, Jungmok	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Michael Byungnam Lee	September 1954	• President & CEO, LG Academy • Executive Vice President, Human Resources, LG Corp. • Vice President, LG Academy • Assistant Professor, Georgia State University • Assistant Professor, California State University • Project Analyst, Daewoo Industrial Co., Ltd.	—	1 year	Re-appointed

Jae Ha Park	November 1957	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	—	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Eunice Kyonghee Kim	March 1959	• Professor, Ewha Law School (Current) • Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Managing Director, Compliance Officer & General Counsel & Registered Director, Citigroup Global Markets Korea Ltd. • Vice-Chairperson, International Association of Korean Lawyers • Member of Advisory Committee, National Human Rights Commission of Korea • Member, Financial Development Committee	—	1 year	Re-appointed

Jongsoo Han	October 1960	• Professor, Ewha Womans University (Current) • Member, IFRS Interpretations Committee (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	—	1 year	Re-appointed

Stuart B. Solomon	July 1949	• Chairman, MetLife Korea • President & CEO, MetLife Korea • Executive Vice President & Representative Director, MetLife Korea • Executive Managing Director, MetLife Korea	—	2 years	Newly appointed

Details regarding newly appointed or re-appointed members of the Audit Committee, who are non-executive directors
Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Suk Ryul Yoo	April 1950

•   Advisor, Samsung Electronics, Co., Ltd. (Current)

•   Visiting Professor, Seoul National University

•   Chairman, Credit Finance Association

•   President & CEO, Samsung Total Petrochemicals Co., Ltd.

•   President & CEO, Samsung Card Co., Ltd.

•   President & CEO, Samsung Life Insurance Co., Ltd.

•   President & CEO, Samsung Securities Co., Ltd.

•   President & CEO, Samsung Capital Co., Ltd.

			President & CEO, Jungmok	1 year	Newly appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Jae Ha Park	November 1957	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	—	1 year	Newly appointed

Eunice Kyonghee Kim	March 1959	• Professor, Ewha Law School (Current) • Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc. • Managing Director & Chief Compliance Officer, Citibank Japan Inc. • Executive Vice President & Chief Legal Officer, Citibank Korea Inc. • Managing Director, Compliance Officer & General Counsel & Registered Director, Citigroup Global Markets Korea Ltd. • Vice-Chairperson, International Association of Korean Lawyers • Member of Advisory Committee, National Human Rights Commission of Korea • Member, Financial Development Committee	—	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Jongsoo Han	October 1960	• Professor, Ewha Womans University (Current) • Member, IFRS Interpretations Committee (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	—	1 year	Re-appointed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 24, 2017	By:	/s/ Jae Keun Lee
(Signature)
Name: Jae Keun Lee
Title: Managing Director and Chief Financial Officer